Exhibit 21.1

SUBSIDIARIES OF AEHR TEST SYSTEMS

1.	Aehr Test Systems GmbH, incorporated in Germany

2.	Aehr Test Systems Philippines Inc., incorporated in Philippines

3.	Aehr Test Systems Japan Limited., incorporated in Japan